Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

October 30, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Jeff Foor

Re: Two Roads Shared Trust (Registration No. 333-182417/811-22718)

Response to Examiner Comments on Post-Effective

Amendment No. 132

Dear Mr. Foor:

This letter responds to your comments on Post-Effective No. 132 (“PEA No. 132”) to the Registration Statement on Form N-1A of Two Roads Shared Trust (the “Registrant”). PEA No. 132 seeks to register shares of three new portfolios of the Registrant: the Redwood Activist LeadersTM Fund, the Redwood AlphaFactor® Tactical International Fund and the Redwood Systematic Macro Trend (“SMarT”) Fund (together, the “Funds”).

All Funds:

1.	Comment: For each of the Funds, please provide a completed fee table and expense example prior to the Funds’ effectiveness.

Response: The completed fee table and expense example for each Fund is presented below.

Redwood Activist LeadersTM Fund:

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class N	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None	None

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Maximum Deferred Sales Charge (Load) for Shares Held Less Than One Year (as a % of original purchase price)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%	0.60%
Distribution (12b-1) and Service Fees	0.25%	None
Other Expenses(1)	0.37%	0.37%
Total Annual Fund Operating Expenses	1.22%	0.97%
Expense Waiver(2)	(0.07)%	(0.07)%
Total Annual Fund Operating Expenses After Expense Waiver	1.15%	0.90%

(1)	Based on estimated amounts for the current fiscal year.
(2)	The Fund’s adviser has contractually agreed to reduce the Fund’s fees and/or absorb expenses of the Fund until at least November 1, 2018 to ensure that total annual Fund operating expenses after expense waiver and reimbursement (exclusive of any front-end or continent deferred loads; brokerage fees and commissions; acquired fund fees and expenses; borrowing costs (such as interest and dividend expenses on securities sold short); taxes; and extraordinary expenses such as litigation expenses) will not exceed 1.15% and 0.90% of average daily net assets attributable to Class N and Class I shares, respectively. This agreement may be terminated by the Fund’s Board of Trustees on 60 days’ written notice to the adviser. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years
Class N	$117	$380
Class I	$92	$302

Redwood AlphaFactor® Tactical International Fund:

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class N	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None	None
Maximum Deferred Sales Charge (Load) for Shares Held Less Than One Year (as a % of original purchase price)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%	0.90%
Distribution (12b-1) and Service Fees	0.25%	None

October 30, 2017 Page 3

Other Expenses(1)	0.31%	0.31%
Total Annual Fund Operating Expenses	1.46%	1.21%
Expense Waiver(2)	(0.01)%	(0.01)%
Total Annual Fund Operating Expenses After Expense Waiver	1.45%	1.20%

(1)	Based on estimated amounts for the current fiscal year.
(2)	The Fund’s adviser has contractually agreed to reduce the Fund’s fees and/or absorb expenses of the Fund until at least November 1, 2018 to ensure that total annual Fund operating expenses after expense waiver and reimbursement (exclusive of any front-end or continent deferred loads; brokerage fees and commissions; acquired fund fees and expenses; borrowing costs (such as interest and dividend expenses on securities sold short); taxes; and extraordinary expenses such as litigation expenses) will not exceed 1.45% and 1.20% of average daily net assets attributable to Class N and Class I shares, respectively. This agreement may be terminated by the Fund’s Board of Trustees on 60 days’ written notice to the adviser. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years
Class N	$148	$461
Class I	$122	$383

Redwood Systematic Macro Trend (“SMarT”) Fund:

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class N	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None	None
Maximum Deferred Sales Charge (Load) for Shares Held Less Than One Year (as a % of original purchase price)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%
Distribution (12b-1) and Service Fees	0.25%	None
Other Expenses(1)	0.31%	0.31%
Acquired Fund Fees and Expenses(2)	0.20%	0.20%
Total Annual Fund Operating Expenses	1.76%	1.51%
Expense Waiver(3)	(0.01)%	(0.01)%

October 30, 2017 Page 4

Total Annual Fund Operating Expenses After Expense Waiver	1.75%	1.50%

(1)	Based on estimated amounts for the current fiscal year.
(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.
(3)	The Fund’s adviser has contractually agreed to reduce the Fund’s fees and/or absorb expenses of the Fund until at least November 1, 2018 to ensure that total annual Fund operating expenses after expense waiver and reimbursement (exclusive of any front-end or continent deferred loads; brokerage fees and commissions; acquired fund fees and expenses; borrowing costs (such as interest and dividend expenses on securities sold short); taxes; and extraordinary expenses such as litigation expenses) will not exceed 1.55% and 1.30% of average daily net assets attributable to Class N and Class I shares, respectively. This agreement may be terminated by the Fund’s Board of Trustees on 60 days’ written notice to the adviser. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years
Class N	$178	$553
Class I	$153	$476

2.	Comment: Footnote 2 to each Fund’s Fee Table states that the investment adviser has contractually agreed to reduce each Fund’s fees and/or absorb expenses of each Fund. Please supplementally confirm that the fee waiver for each Fund will run for at least one year from the date of the prospectus.

Response: Registrant confirms that each Fund’s fee waiver will run for at least one year from the date of the prospectus.

3.	Comment: For each Fund, in the summary section of the prospectus entitled “Portfolio Managers,” please provide the month of the Fund’s inception.

Response: The Fund will revise the disclosure as requested.

Redwood Activist LeadersTM Fund only:

4.	Comment: Please reconcile the fee waiver information provided in Footnote 2 to the Fund’s fee table with the fee waiver information provided in the fee table.

Response: Registrant has updated each Fund’s Total Annual Fund Operating Expenses After Expense Waiver to conform with each Fund’s respective Footnote 2 in the fee tables.

5.	Comment: Please provide a more detailed description of the Redwood Activist LeadersTM Index in the Fund’s principal investment strategies section, including a more fulsome description of

October 30, 2017 Page 5

how liquidity and market capitalization and other factors are being taken into account in the Index, and a more complete description of how the Index operates. Please also provide a White Paper for the Index.

Response: The following disclosure has been added to the Fund’s “Principal Investment Strategies” section:

“The Activist Leaders™ Index is comprised of equity securities with a market capitalization of at least $1 billion that have been the subject of a 13D filing made by an investor that has previously been identified by the Adviser as an Activist Leader™. These equity securities are added to the Activist Leaders™ Index on the last trading day of the month in which the 13D filing was made by the Activist Leader™ investor. These equity securities are removed from the Activist Leaders™ Index on the last trading day of the month in which the same Activist Leader™ files a 13D/A indicating that they are selling or have sold their position in the stock. Every month, the Activist Leaders™ Index constituents, including any additions and/or deletions to the Activist Leaders™ Index, are re-balanced to equal weighting.”

Registrant notes that Redwood Investment Management, LLC (the “Adviser”), does not have a White Paper relating to the Activist Leaders™ Index.

6.	Comment: The first sentence of the second paragraph of the Fund’s “Principal Investment Strategies” section states that the adviser identifies certain “Activist Leaders” based on 13D filings. Please explain how the adviser’s selection of Activist Leaders is reflected in the Index and how the Index would reflect an Activist Leader exiting a position. Please include an explanation of how selection of Activist Leaders does not involve adviser discretion. Please also discuss whether designation of an Activist Leader is a part of the reconstitution of the Index, and whether the monthly rebalancing of the Index involves new holdings based on new 13D filings by designated Activist Leaders.

Response: The following disclosure has been added to the Fund’s “Principal Investment Strategies” section:

“The Fund’s Adviser identifies Activist Leader™ investors utilizing a proprietary methodology based upon its research into the effectiveness of activist investors’ achievement of stated objectives and creation of positive shareholder returns for in positions that were the subject of a 13D filing by them. Once Activist Leaders™ are selected by the Adviser, the Activist Leaders™ Index follows the activity of the selected Activist Leaders™ by tracking 13D/13D/A filings: including adding a new constituent if a 13D filing shows a new position of 5% or above, and removing a constituent if a 13D/A filing shows a position dropping below 5%. Selection of Activist Leaders™ can change during the reconstitution of the Activist Leaders™ Index, which happens on a monthly basis that includes new holdings based on new 13D filings by designated Activist Leaders™ during the past month.”

October 30, 2017 Page 6
7.	Comment: Please disclose and explain the strategy used to track the Index by the Fund, addressing representative sample and replication strategy.

Response: The Adviser generally will use a replication strategy to track the Index by the Fund. Disclosure in this regard has been added to the Prospectus.

8.	Comment: Please disclose both the rebalance and reconstitution process relating to the Index, including the frequency thereof and how and when the Index changes.

Response: The rebalance and reconstitution process relating to the Index is described in the response to Comment 6, above.

9.	Comment: Please clarify the Fund’s use of derivatives in the “Principal Investment Strategies” section of the prospectus, and specifically state that the derivatives will be used to track the Fund’s Index and not for leverage or hedging purposes.

Response: Registrant will add the disclosure as requested.

10.	Comment: Consider including “Activism Risk” in the Fund’s “Principal Investment Risks” section.

Response: Registrant will add the disclosure as requested.

11.	Comment: Please add “Concentration Risk” in the Fund’s “Principal Investment Risks” section, noting that the Fund will concentrate to the same extent as its Index.

Response: Registrant notes that “Concentration Risk” is not a principal investment risk of the Fund. Registrant further notes that “Geographic and Sector Risk” may be a principal investment risk and accordingly will add such disclosure to the Fund’s prospectus.

12.	Comment: Please modify “Management Risk” in the Fund’s “Principal Investment Risks” section to reflect passive investment risk. Please also clarify whether the Fund’s strategy includes the “tactical asset allocation strategy” referenced in Management Risk and revise the Fund’s principal investment strategy accordingly.

Response: The Activist Leaders™ strategy does not include any “tactical asset allocation strategy.” Registrant will update the disclosure relating to “Management Risk,” accordingly.

13.	Comment: Please include “Index Provider Risk” if the Fund will use a new index provider.

Response: The Fund will be using an existing index provider that has been providing such services since 2007. Registrant does not believe that “Index Provider Risk” is a principal risk of the Fund.

Redwood AlphaFactor® Tactical International Fund only:

October 30, 2017 Page 7
14.	Comment: Please confirm to the Staff that the Fund will invest primarily outside of the United States. If not, please include additional disclosure in the Fund’s “Principal Investment Strategies” section to reflect the Fund’s use of “International” in its name.

Response: As the Fund tracks the Index, the Fund, under normal market conditions, will be invested in securities of countries outside of the United States. However during times of “risk off,” the Fund may be invested in money market instruments and in other short- and intermediate-term U.S. or foreign Treasury bond or bond funds. The following disclosure has been added to the Fund’s “Principal Investment Strategies,” section:

“The Fund will utilize a replication strategy with respect to the International Index and as a result, its assets will be invested substantially in the holdings of the International Index. Under normal market conditions, the Fund will be invested in securities of countries outside of the United States or in investments that are economically tied to such foreign securities. In response to adverse market conditions, the Fund, in tracking the International Index, may be invested for temporary, defensive purposes in money market instruments such as treasury bills, certificates of deposit and commercial paper and other short-term instruments, money market funds, and in short- and intermediate-term U.S. or foreign Treasury bond or bond funds.”

15.	Comment: Please confirm that the Fund and its adviser have adopted policies and procedures pursuant to Rule 17j-1 of the Investment Company Act of 1940, as amended, and Rule 204A-1 of the Investment Advisers Act of 1940, as amended, addressing the fact that additional conflicts may arise as a result of self-indexing.

Response: Registrant notes that the Adviser’s Code of Ethics will be amended to address this potential conflict of interest.

16.	Comment: Please add “Concentration Risk” in the Fund’s “Principal Investment Risks” section, noting that the Fund will concentrate to the same extent as its Index.

Response: Registrant notes that “Concentration Risk” is not a principal investment risk of the Fund. Registrant further notes that “Geographic and Sector Risk” may be a principal investment risk and accordingly will add such disclosure to the Fund’s prospectus.

17.	Comment: The second sentence of the second paragraph of the Fund’s “Principal Investment Strategies” section states “[d]uring times identified by the Adviser as above average risk…” Please clarify that the Fund’s investment strategy is entirely rules-based and that it does not involve the Adviser’s discretion.

Response: While the Adviser utilizes a quantitative approach to the Fund’s purchase of the securities in the Index, the Adviser does have discretion in identifying periods of above average risk. The first sentence of the second paragraph of the Fund’s “Principal Investment Strategies” section has been revised as follows: “The strategy used by the lnternational Index also employs a multi-factor tactical risk management overlay that seeks to identify periods of above average risk.”

October 30, 2017 Page 8

18.	Comment: The last sentence in the Fund’s principal investment strategy states that the Fund will invest in other investment companies, including open-end mutual funds and exchange-traded funds (“ETFs”). Please confirm that such holdings are being monitored for inclusion in an acquired fund fees and expenses (“AFFE”) line item.

Response: To the extent that Registrant invests in these types of holdings, they will be monitored for the need to include an AFFE line item.

19.	Comment: Please explain the applicability of “Active Trading Risk” if the Fund will track the performance of the adviser’s proprietary index.

Response: Registrant has deleted “Active Trading Risk” disclosure with respect to the Fund and has added disclosure in connection with the risks relating to the tracking of an index.

Redwood Systematic Macro Trend (“SMarT”) Fund only:

20.	Comment: Please consider whether a separate “acquired fund fees and expenses” line item should be added to the Fund’s fee table to reflect AFFE expenses incurred based on the Fund’s investment strategy.

Response: Registrant has added a line item for “acquired fund fees and expenses.”

21.	Comment: With respect to the Fund's disclosures relating to total return swaps, please confirm supplementally that the Fund will set aside appropriate liquid assets to meet Section 18 segregation requirements. Please note that the SEC could issue a new rule or guidance relating to the Fund's use of derivatives, which could affect the manner in which the Fund operates.

Response: Registrant confirms that the Fund understands its obligation under Section 18 of the 1940 Act, Investment Company Act Release No. 10666 and related no-action letters, including in connection with total return swap contracts, to segregate certain amounts of cash or liquid assets.

22.	Comment: Please disclose both the rebalance and reconstitution process relating to the Index, including the frequency thereof and how and when the Index changes.

Response: Redwood Systematic Macro Trend (“SMarT”) Fund does not track an index.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 215-988-2497 if you have any questions.

October 30, 2017 Page 9

Sincerely yours,

/s/ Catherine A. DiValentino

Catherine A. DiValentino